Exhibit 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Year Ended May 31,
	2018	2017	2016	2015	2014
Earnings:
Income before income taxes	$4,353	$4,579	$2,740	$1,627	$3,658
Add back:
Interest expense, net of capitalized interest	546	502	336	235	160
Amortization of debt issuance costs	12	11	8	5	4
Portion of rent expense representative of interest factor	1,553	1,182	924	908	876
Earnings as adjusted	$6,464	$6,274	$4,008	$2,775	$4,698
Fixed Charges:
Interest expense, net of capitalized interest	$546	$502	$336	$235	$160
Capitalized interest	61	41	42	37	29
Amortization of debt issuance costs	12	11	8	5	4
Portion of rent expense representative of interest factor	1,553	1,182	924	908	876
	$2,172	$1,736	$1,310	$1,185	$1,069
Ratio of Earnings to Fixed Charges	3.0	3.6	3.1	2.3	4.4